NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS DECEMBER 2008 DISTRIBUTION AND UPDATES HEDGING

Calgary, AB – December 12, 2008 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to confirm that its distribution to be paid on January 15, 2009 in respect of income received by PET for the month of December 2008, for Unitholders of record on December 31, 2008, will be $0.10 per Trust Unit. The ex-distribution date is December 29, 2008. The December distribution brings cumulative distributions paid in 2008 to $1.20 per Trust Unit and distributions paid since the inception of the Trust in February 2003 to $13.124 per Trust Unit.

The Trust also confirms that there will continue to be no Trust Units available under its Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP") for the Trust’s December distribution payable on January 15, 2009 and until further notice. Unitholders that had elected to participate in the DRIP in the past and were currently enrolled will receive cash distributions on the payment date. Should the Trust elect to reinstate the DRIP, Unitholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP. PET’s distribution policy remains unchanged.

Natural gas prices continue to be highly volatile. PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies. Financial and physical natural gas forward sales positions (net of related financial and physical fixed-price natural gas purchase contracts) at December 11, 2008 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(3)	Price ($/GJ) (1)	Current Forward Price ($/GJ) (2)	Term
Financial	51,000		7.94		January – March 2009
Physical	2,500		8.37		January – March 2009
Period Total	53,500	27	7.96	6.11	January – March 2009
Financial	52,500		8.86		April – October 2009
Period Total	52,500	27	8.86	6.39	April – October 2009
Financial	50,000		9.09		November 2009 – March 2010
Period Total	50,000	26	9.09	7.72	November 2009 – March 2010
Financial	57,500		7.70		April – October 2010
Period Total	57,500	29	7.70	7.40	April – October 2010
Financial	10,000		9.03		November 2010 – March 2011
Period Total	10,000	5	9.03	8.40	November 2010 – March 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.  Included in the January – March 2009 volume summaries is a collar to sell forward 5,000 GJ/d at a floor price of $7.00 per GJ at AECO and a ceiling price of $8.00 per GJ. As the current AECO forward price is below the floor of the collar, the floor price is used in the weighted average price calculation.

(2)

Average AECO forward price for January through December 2009 as at December 11, 2008 is $6.53 per GJ.

(3)

Calculated using 196 MMcf/d and includes actual and gas over bitumen deemed projected production volumes.

Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and cash flow projections for 2009, the current level of distribution represents a payout ratio of approximately 63 percent for 2009. PET reviews distributions on a monthly basis. Future distributions are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities. The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and nine months ended September 30, 2008 and 2007 can be obtained through the Trust’s website at http://www.paramountenergy.com/unitholder/regulatory_filings/ and SEDAR at www.sedar.com.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of production levels, operations, cash flows, capital spending plans and payout ratios, and future plans and operations may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor